news release

Zi Corporation Appoints Milos Djokovic President,
Chief Executive Officer and Director

Richard D. Tingle, Q.C., Named Chairman of Board

CALGARY, AB, May 26, 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has promoted Milos Djokovic to President and Chief Executive Officer, effective immediately. The positions had been held on an interim basis by Michael E. Lobsinger since May 2005. Djokovic has also been appointed to the Board of Directors.

Djokovic, who is known for his leadership skills and as an innovator, had been Zi's Chief Operating Officer and Chief Technology Officer since joining the Company in October 2004. He helped direct the organizational realignment and strategic refocusing of Zi and has led the development and marketing of Qix™, Zi's revolutionary service discovery engine that intuitively accesses a mobile handset's full set of features, applications and services.

Richard D. Tingle, Q.C., has been named Chairman of the Board of Zi Corporation replacing Lobsinger who will remain on the Board and serve as a consultant to management through the end of 2006. Tingle, was elected to the Zi Board in December 2004. Since 1992, he has practiced law with Calgary-based Tingle Merrett LLP. He is a director of Denver-based Intermap Technologies Inc., Venpath Investments Ltd. located in Calgary and Emerald Bay Energy Inc. of Calgary, all of which are publicly traded companies.

Lobsinger was Zi's President, CEO and Chairman from November 1993 to July 2003. In 2003, the Company separated the roles of Chairman and Chief Executive Officer and Lobsinger relinquished his role as President and CEO and remained Chairman. In May 2005, he assumed the role of President and CEO on an interim basis.

"Lobsinger's vision and energy were keys to the launch of Zi and his entrepreneurial drive was the force behind the Company establishing itself as a leader in software for the global mobile phone market," Tingle said. "He was an early pioneer in the development and marketing of predictive text technology, and we would like to thank Michael for his many contributions."

"I have worked very closely with Milos during these important times at Zi and I continue to be impressed by his work ethic, managerial skills, vision and creativity," Lobsinger said. "The new team we built is now in place so it was a great time for me to take the next step in the succession process. We are all confident in Milos' abilities and look forward to the future under his leadership."

Djokovic founded Toronto-based Cygnus Corporation in 1992, a company that was acquired in 1998 by Denver-based TeleTech, one of the world's largest teleservices companies. Djokovic served as Chief Technology Officer at TeleTech and led the development and delivery of advanced technology solutions for customer relationship management (CRM). Also while at TeleTech, Djokovic served as CEO of enhansiv, a software subsidiary based in Irvine, CA that focused on developing, marketing and managing hosted technology products for the CRM marketplace.

Prior to joining Zi, Djokovic worked at Accenture where he was instrumental in creating and driving the firm's CRM technology strategy.

Djokovic has a bachelor's degree in computer engineering and management science from the University of Waterloo in Ontario, Canada.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, eZiType™ for keyboard prediction with auto-correction, Decuma® for predictive pen-input handwriting recognition and the Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com